
June 18, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

      Re: Aditxt, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed June 18, 2024
           File No. 001-39336

Dear Amro Albanna:

      We have reviewed your filing and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.   We note your response to prior comment 3 and reissue. Your Form 8-K filed December 26, 2023 indicates that you entered the Exchange Agreement in connection with the Merger Agreement making it appear that the Exchange Agreement is not separate and apart from the Merger Agreement. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with a more detailed analysis supporting why such disclosure is not required.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean Reid, Esq.